UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-53959

MEWBOURNE ENERGY PARTNERS 09-A, L.P.

(Exact name of registrant as specified in its charter)

3901 South Broadway

Tyler, Texas 75701

(903) 561-2900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Limited Partner Interests

General Partner Interests

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: Zero

Pursuant to the requirements of the Securities Exchange Act of 1934, Mewbourne Energy Partners 09-A, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 7, 2024	MEWBOURNE ENERGY PARTNERS 09-A, L.P.

	By:	Mewbourne Development Corporation,
its managing general partner

	By:	/s/ J. Roe Buckley
	Name :	J. Roe Buckley
	Title:	Chairman of the Board, Executive Vice President and Chief Financial Officer